

July 30, 2012

Via E-mail
Mr. B. Michael Friedman
Chief Executive Officer
Mediswipe, Inc.
477 South Rosemary Ave.
Suite 202
West Palm Beach, FL 33401

> **Re: Mediswipe, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 2, 2012**
> **Item 4.02 8-K/A**
> **Filed July 27, 2012**
> **File No. 001-15673**

Dear Mr. Friedman:

We have reviewed your Form 8-K as amended and have the following comments. Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A
Item 4.02

1. We note your revised disclosure under Item 4.01 and the filing of your amendment under Item 4.02 but did not provide the required applicable disclosure under Item 4.02. As stated in comment three of our letter dated July 20, 2012, your former auditor, Malcolm Pollard, is no longer registered with the PCAOB. Since Malcolm Pollard audited a year which you included in your 2011 10-K, you should have your new auditor, D. Brooks and Associates CPA's P.A., re-audit that year.

   Please amend your filing to

   - indicate clearly whether you are filing under Item 4.02(a) or 4.02(b);
   - provide a brief description of the facts underlying your conclusion;

Mr. B. Michael Friedman
Mediswipe, Inc.
July 30, 2012
Page 2

- disclose when you concluded that your financial statements should no longer be relied on;
- disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review;
- identify the financial statements that should no longer be relied upon;
- state whether the board of directors discussed with the independent accountant the matters disclosed in the filing.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have any questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director